ConsolidatedGraphics®



IOWA
ILLINOIS
INDIANA
OHIO
MICHIGAN
PENNSYLVANIA
WEST VIRGINIA
VIRGINIA
MARYLAND
KENTUCKY
TENNESSEE
NORTH CAROLINA
SOUTH CAROLINA
GEORGIA
ALABAMA
MISSISSIPPI
ARKANSAS
APPALACHIAN MOUNTAINS

The bottom line.

2005 Annual Report

PROCESSED
JUL 0 7 2005 E
THOMSON
FINANCIAL

05059797

P.E. 3/31/05

ARLS

1-12631


SASKATCHEWAN
WASHINGTON
MONTANA
NORTH DAKOTA
OREGON
IDAHO
SOUTH DAKOTA
WYOMING
GREAT PLAINS
ROCKY MOUNTAINS
NEBRASKA
SAN FRANCISCO
NEVADA
UTAH
DENVER
COLORADO
CALIFORNIA
KANSAS
LOS ANGELES
SAN DIEGO
ARIZONA
PHOENIX
NEW MEXICO
TUCSON
EL PASO
CIUDAD JUAREZ
HERMOSILLO
SONORA
TEXAS
CHIHUAHUA
SAN ANTONIO
MEXICO
COAHUILA

312 Sheetfed Presses

35 Web Presses

67 Digital Presses

We have an unmatc

Sheetfed Printing
- Up to 8 colors
- Large format capability
  – Up to 64"
- Aqueous coating
- Inline UV coating
- Run speeds up to 15,000 impressions per hour

Web Printing
- Full and half-web presses
  – Up to 8 colors
- Didde presses
  – Up to 6 colors
- Inline finishing capabilities
- Run speeds up to 50,000 impressions per hour

Digital Printing
- Color
  – Xerox iGen3 technology
- Black and white
- Variable-data printing
- Run speeds up to 10,000 clicks per hour

Bindery/Finishing
- Cutting and stitchi
- Gluing and folding
- Perfect binding
- Die cutting
- Embossing
- Foil stamping

Consolidated Graphics® is the nation's leading sheetfed, web and digital commercial printing company. With 70 printing facilities in 25 states, located in or near virtually every major market in the U.S., we have more than twice the number of locations as the next largest company in the industry.

We have the largest and most technologically advanced sheetfed printing capacity in the nation, a sizable and strategically located web printing capability, and growing, state-of-the-art digital printing capabilities.

ConsolidatedGraphics®

For more information, visit our Web site at www.cgx.com.

Consolidated Graphics is the nation's leading sheetfed, web and digital commercial printing company. With 70 printing facilities in 25 states, located in or near virtually every major market in the U.S., we have more than twice the number of locations as the next largest company in the industry. We have the largest and most technologically advanced sheetfed printing capacity in the nation, a sizable and strategically located web printing capability, and growing, state-of-the-art digital printing capabilities.

We produce high-quality, customized printed materials such as multi-color marketing, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, business stationery and training manuals for more than 19,000 customers. Our broad customer base represents virtually every major industry in the nation and includes many Fortune 2000 corporations.

In addition to a complete spectrum of traditional printing services, Consolidated Graphics offers the latest technology for print. Through CGXSolutions, we provide an extensive range of fulfillment and Internet-based print procurement and workflow management services that complement our core printing services. Consolidated Graphics is listed on the New York Stock Exchange under the symbol CGX. For more information, visit our Web site at www.cgx.com.

Consolidated Graphics

ConsolidatedGraphics®


IOWA
ILLINOIS
INDIANA
MISSOURI
OKLAHOMA
ARKANSAS
MISSISSIPPI

The bottom line.

2005 Annual Report

<< We have unique and specialized capabilities for complex large-format printing and folding, making Consolidated Graphics a leading printer of all types of maps.


N
W
E
S

Our leading market position would be difficult, if not impossible, to replicate.

The bottom line.

We have an unmatched national footprint.

We operate 70 companies in 25 states – more than twice the number as the next largest company in the industry – and have printing facilities convenient to virtually every major U.S. market.


N
W
E
S

A COMPETITIVE EDGE EQUIPMENT AND SERVICES

Sheetfed Printing

312 presses

- Up to 8 colors
- Large format capability
  - Up to 64"
- Aqueous coating
- Inline UV coating
- Run speeds up to 15,000 impressions per hour

Web Printing

35 presses

- Full and half-web presses
  - Up to 8 colors
- Didde presses
  - Up to 6 colors
- Inline finishing capabilities
- Run speeds up to 50,000 impressions per hour

Digital Printing

67 presses

- Color
  - *Xerox iGen3 technology*
- Black and white
- Variable-data printing
- Run speeds up to 10,000 clicks per hour

Bindery/Finishing

- Cutting and stitching
- Gluing and folding
- Perfect binding
- Die cutting
- Embossing
- Foil stamping

Fulfillment Services

- Kitting
- Mailing
- Warehousing

CGXSolutions

- Online print procurement
- Digital asset management
- Online remote proofing

Other Specialty Services

- Promotional products
- CD-ROM and DVD services
- Cookbook publishing
- Tyvek race bibs
- Foreign language translation
- Label printing
- ISO and cGMP registered
- Map printing
- MetalFX metallic printing
- Point-of-purchase
- Retail security tagging

UNEQUALED CAPACITY

Consolidated Graphics is the largest sheetfed printing company in the United States. We also have sizable and strategically located web capabilities plus substantial and growing digital printing capabilities featuring state-of-the-art technology. With a total of more than 400 sheetfed, web and digital presses, we offer capacity that is unequaled in our industry.

We don't just have the most equipment, we have the best. We maintain a competitive edge by investing in state-of-the-art technology and equipment that is newer, more efficient and capable of producing higher-quality printing than most of our competitors. This investment in technology and equipment enables us to provide superior levels of quality and customer service, expand our product offerings to meet customer demands and capture new market opportunities.

UNPARALLELED CAPABILITIES

In addition to unequaled capacity, we offer unparalleled capabilities. We can handle virtually any printing job no matter how large, small, complex or specialized, and our ability to service all of a customer's commercial printing needs is unique within the industry. This annual report highlights just a small sample of our vast and varied capabilities. Importantly, customers can access all of our capabilities, wherever located, through a single point of contact at the local level.

UNSURPASSED SERVICE

We are in a service business backed by manufacturing expertise. Our success as a commercial printer stems from our commitment to service. Our skilled and dedicated employees utilize our superior manufacturing capabilities, state-of-the-art technology and industry-leading geographic footprint to provide customer service that sets us apart from the competition. Ultimately, providing unsurpassed service to our customers is the key to our growth and success.

- We have extensive capabilities for variable-data printing on unique substrates including Tyvek, making Consolidated Graphics a leading national provider of race bibs worn in competitions across the country.


ConsolidatedGraphics
1
No. 1

Our ability to handle all of a customer's commercial printing and print-related needs makes us "Number 1" in the industry.

The bottom line.

We run ahead of the competition.

We are the market leader with more customers, more capacity and more capabilities than any other company in our segment of the U.S. printing industry.

THE MARKET LEADER WE SERVE CUSTOMERS IN VIRTUALLY EVERY MAJOR








20/20 VISION








Accelerated




Walk Around
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US Destroyers
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Part 4
Walk Around
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Ambition
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GAMECUBE

U.S. INDUSTRY FROM LOCATIONS IN OR NEAR ALMOST EVERY MAJOR U.S. MARKET


AUSTIN
MAPSCO


Angel
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Balance


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GROUP TICKETS


the FLAVORS of LIFE






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Whet your appetite
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CGXSolutions™
TECHNOLOGY FOR PRINT

BEYOND INK ON PAPER

Digital technology is revolutionizing the printing industry, providing better ways to communicate through the print medium and enabling complementary solutions that save time and money in the procurement and management of printed materials. Consolidated Graphics is an industry leader in adopting new technology that provides customers with higher levels of convenience and a wide array of total communication solutions.

CGXSolutions is dedicated to technology for print. Our online platform provides a powerful link between customers' print procurement activities and our capabilities to help streamline the procurement, management, storage and distribution of printed materials. Through the creative application of the most advanced technology, CGXSolutions helps customers save time and money, protect valuable electronic assets and enhance the effectiveness of their communications. These value-added services help us strengthen and expand existing customer relationships and attract new customers.

TOTAL SOLUTIONS

Online Print Procurement, available at the click of a mouse from any Web browser, is a convenient, efficient and cost-effective print purchasing solution that is customized for, and proprietary to, each of our customers. Users can create, proof and order printed materials online and have them shipped anywhere in the world.

Digital Asset Management is an online library for electronic assets such as photos, logos and documents. Customers can increase productivity and maximize the return on their investment in these valuable assets by preserving and managing them for easy retrieval and application by authorized users.

Online Remote Proofing is a convenient, cost-effective way of expediting our customers' review and approval of ready-for-print proofs. Reviewers in multiple locations can simultaneously access these proofs and provide comments or give approval in an easy-to-use, online format.

Fulfillment. We offer online tools for the storage, management and distribution of inventories of printed materials. We also provide fulfillment services that range from simple bulk shipments to complex custom kitting and personalized mailings.

SINGLE-SOURCE PROVIDER

With a complete suite of e-solutions to complement our comprehensive printing capabilities and our national reach, Consolidated Graphics is in a superior position to service the large and growing number of major companies seeking a single-source provider to gain operating efficiencies in the procurement and management of their printed materials.



THE CHALLENGE Norwalk Furniture Corporation has been providing customers with "furniture ideas" for more than 100 years and has grown to include 75 stores throughout the U.S. and Canada. As it expanded across regions and time zones, Norwalk Franchise Services found it increasingly difficult for individual stores to coordinate ordering, proofing and customization of their printed marketing materials.

CGXSolutions for "The Furniture Idea" Stores

THE SOLUTION We put the power of our industry-leading technology to work for Norwalk. Our CGXSolutions team designed a custom solution that includes all of the features Norwalk needed to achieve its goal of streamlining the procurement and management of its printed materials using the unprecedented convenience, customization capabilities, control and cost-savings our Online Print Procurement tool provides.

Today, all of Norwalk's company-owned stores and franchise locations have easy online access to the marketing materials they need. At any hour of the day or night, authorized employees can review available materials, customize pieces for maximum effectiveness in their local markets, view and approve proofs, and place orders. They can even use a credit card for payment. Norwalk's proprietary solution provides direct access to Consolidated Graphics' breadth of capabilities, including variable-data printing for highly selective, personalized communications.

"The solution that Consolidated Graphics delivered has been a resounding success," said Greg Wyers, President of Norwalk Franchise Services. "It has dramatically increased the accuracy, efficiency and accountability of our print procurement process by replacing faxes and phone calls with convenient, online ordering that is available to our stores 24/7. Working together, we are continually adding features to create an even more powerful tool that is helping us drive our sales up and our costs down."

We are licensed to offer MetalFX – a breakthrough technology that allows us to print 615 eye-catching metallic colors like the ones shown here.

We provide the service and responsiveness of a local printing company combined with the economic and geographic advantages of a large national printer.

The bottom line.

We have a proven business model and the best people to execute it.

We have built a strong and growing company by acquiring good printing companies and making them even better.

At Consolidated Graphics, our business model is straightforward and proven. Our success is based on a disciplined strategy of acquiring successful, well-managed commercial printing businesses, sharing operational expertise, and investing in the resources and technology that enable these companies to grow.

LOCAL SERVICE

Our printing facilities are locally managed by company presidents who have in-depth knowledge of the markets in which they operate. They have responsibility for day-to-day operations and the financial performance of their companies and the autonomy needed to best serve their customers. Through this locally focused and empowered approach, customers receive superior service and attention as well as easy access to our vast capabilities through a single point of contact.

OPERATIONAL STRENGTH

Our operating facilities benefit from being part of a large national organization. We add value by providing financial, operational and technological advantages that are virtually impossible for smaller, independent printing companies to match. We also maintain specialized expertise at the corporate level to help our operating companies with unique or difficult issues and to provide strategic direction.

ECONOMIES OF SCALE

We leverage our size and national presence to achieve savings on nearly everything we buy – from paper and ink to press room and bindery equipment as well as the administrative costs of running a business. With these savings, we are able to sustain an aggressive program of investing in state-of-the-art technology and equipment to maintain the critical competitive advantage we currently have.

SUPERIOR PEOPLE

We have the talent to provide superior levels of customer service and successfully execute our business model because of the investment we make in our people at all stages of their careers. Our award-winning Leadership Development Program, which is unique in the industry, provides newly hired college graduates with comprehensive, hands-on training in all facets of the printing business and prepares them for senior and executive-level sales and management positions at our operating facilities. We also invest in ongoing development to help our employees succeed. For example, we provide continuing training to educate our salespeople in the latest printing technologies and print-related capabilities we have to offer.

ACQUISITION STRATEGY

We have a long history of successfully identifying, evaluating, acquiring and operating outstanding printing companies. We seek well-established, well-managed companies with great customers, a strong reputation for quality craftsmanship and superior service, and unique capabilities that will enhance our suite of services and accelerate our growth in long-term sales and profits.



Revenues



National Sales



Operating Income



Diluted EPS

The bottom line.

Our numbers stand on their own strength.

We have one of the strongest balance sheets in our industry, and we consistently generate strong cash flows.

> We offer turnkey service – from design to production and fulfillment – to many national brand marketing and retail organizations for point-of-purchase displays like those shown below.


$779
million

Revenues


75
$ million

Operating Cash Flow


$2.31

Diluted EPS

Financial Highlights

(In thousands, except per share data)	March 31, 2005	2004	2003[1]
For The Year			
Sales	$ 779,016	$ 708,060	$ 710,279
Operating income	56,829	39,904	1,400
Income (loss) before accounting change	32,722	19,997	(12,939)
Diluted earnings (loss) per share before accounting change	2.31	1.44	(.98)
Cash flow from operations	75,239	79,259	95,357
At Year End			
Working capital	$ 64,225	$ 47,488	$ 53,747
Total assets	590,229	526,209	512,583
Long-term debt	111,895	98,265	143,167
Shareholders' equity	283,332	245,612	221,223

[1] Includes a goodwill impairment charge of $38,033 as of March 31, 2003, pursuant to Statement of Financial Accounting Standard ("SFAS") No. 142 and excludes a $74,376, net of tax, transitional impairment charge pursuant to the adoption of SFAS No. 142 effective April 1, 2002.

Our comprehensive service capabilities provide our customers one-stop convenience >>
for procuring all of their high-quality printing needs including business cards, letterhead and other stationery items.

To Our Shareholders

We have the Power of Scale to grow our business.

Consolidated Graphics

JOE R. DAVIS
Chairman and Chief Executive Officer

5858 Westheimer, Suite 200
Houston, Texas 77057
713.787.0977

June 10, 2005

Dear Shareholder:

I am pleased to report that 2005 was a record revenue year for Consolidated Graphics and a year of substantial improvement in our overall financial results. Revenues rose ten percent to $779 million and, combined with higher operating margins, resulted in diluted earnings per share that grew by 60 percent to $2.31.

This strong performance is a tribute to our success in leveraging our leading market position to produce sales and profit growth in an improving economy. The result was a very good year in which we also:

- Improved our operating margins 170 basis points to 7.3 percent;
- Generated $75.2 million of operating cash flow;
- Reduced net interest expense by $2.1 million, or 29 percent;
- Achieved double-digit increases in national sales and cross-selling between our operating companies;
- Invested $27 million in new technology and equipment; and
- Acquired eight printing businesses with approximately $110 million of combined annual revenues.

POWER OF SCALE DRIVES INTERNAL GROWTH

With an unmatched national footprint and comprehensive capabilities, Consolidated Graphics is in a superior position to capture growth opportunities and expand our market share. During 2005, we achieved an overall internal growth rate of 6.8 percent, including election-related printing. Even with the bi-annual election boost excluded, we achieved a healthy 4.3 percent rate of growth. Our success in attracting national accounts and cross-selling to realize incremental revenue from existing customers were major contributors to this internal sales growth.

Our National Sales Team works with our local companies to help them grow sales to existing customers and win new national accounts. These efforts to leverage our national footprint, our unique ability to service all of a customer's commercial printing needs and our powerful CGXSolutions platform of complementary services, all of which are attractive to large organizations with multiple print-buying locations, are paying off. National sales rose 22 percent during the year and 53 percent in the fourth quarter, suggesting that strong growth will continue in the upcoming year.

We also have been very successful in cross-selling to capture incremental revenue. Through cross-selling, we can increase sales to our existing customers by introducing them to the many different, unique or specialized capabilities that we have outside of the local location with which they do business. Cross-selling rose 27 percent during 2005, and continued expansion of our geographic footprint and capabilities will create ongoing opportunities for future cross-selling growth.

EQUIPMENT AND TECHNOLOGY PROVIDE COMPETITIVE EDGE

Our investments in equipment and technology also help drive internal sales growth. We have a strong commitment, and the financial resources, to ensure that our companies maintain the competitive advantage provided by state-of-the-art equipment and technology. With newer and better equipment than most of our competitors, we are able to offer superior quality, faster turnaround and unique services.

Digital printing technology, for example, has expanded the range of high-quality printing capabilities we can offer, particularly as a cost-effective method of producing highly effective personalized communications through the use of variable-data technology. More than one-third of our locations offer digital printing, and we expect to continue adding digital printing capabilities over time.

Our investments do more than keep pace with advances in technology. They enable us to expand our product offerings and capture new market opportunities. During 2005, our net investments in technology and equipment totaled $27 million. In 2006, we will likely increase our level of investment to maintain the significant competitive edge we have in all areas of our traditional printing operations as well as with our CGXSolutions platform.

ACQUISITIONS EXPAND REVENUE BASE BY 16 PERCENT

We have a long history of success in achieving growth through acquisitions and, as the market leader in this highly fragmented industry, Consolidated Graphics is uniquely positioned to further execute this strategy. During 2005, we acquired eight outstanding printing businesses with combined annual revenues of approximately $110 million. These acquisitions, representing a pro-forma revenue increase of 16 percent from 2004, significantly strengthened our market position and expanded our capabilities.

In August of 2004, we acquired Electric City Printing, a full-service sheetfed and digital printing company serving the South Carolina market. This company, which has a 70-year operating history and several unique capabilities, including the Tyvek race bibs shown on page 3, was a key strategic acquisition from a market share growth perspective.

In March of 2005, we acquired Kelmscott Communications LLC, a provider of commercial printing services through seven locations in five Midwest and West Coast states. The Kelmscott operations complement our existing geographic footprint as they significantly expand our West Coast capabilities and market share and provide us with a foothold in two important new markets, Kansas City and Minneapolis.

The Kelmscott businesses include Anderson Printing in Los Angeles; CDS Publications in Medford, Oregon; Maximum Graphics in Minneapolis; Orange County Printing in Irvine, California; Printing Control Graphics in Seattle; Spangler Graphics in Kansas City; and Watermark Graphics in San Francisco.

These acquired businesses have a wide array of capabilities, an attractive customer base and strong management. We are pleased to have them as a part of Consolidated Graphics, and we look for them to make a very valuable contribution in 2006 and beyond.

CAPTURING OPPORTUNITIES IN A FRAGMENTED INDUSTRY

We see numerous ongoing opportunities to grow through acquisitions due to the fragmented nature of the general commercial printing industry and the limited number of qualified buyers currently seeking to make acquisitions.

To put this opportunity in perspective, we are the largest company in the $40 billion general commercial printing segment of the $160 billion U.S. printing industry. Although we are the leader, we have only a two percent market share. The vast majority, about 90 percent, of the general commercial printing market is comprised of privately-held, single-location operations. As owners of these businesses consider growth requirements and exit strategies, we believe Consolidated Graphics will be viewed as a one-of-a-kind platform for effecting a successful transition.

DEVELOPING INDUSTRY LEADERS

Developing and maintaining a professional management team to support our growth is critical to the success of our business model. Through our Leadership Development Program, we recruit bright, motivated college graduates and train them in all facets of the printing industry and in our preferred best practices.

These well-educated, well-trained rising industry leaders fill key roles throughout our company. We now have more than 200 current participants and graduates of this program, which is unique within our industry. The Leadership Development Program has produced 14 percent of our current company presidents and is the single best investment we have ever made in the long-term success of Consolidated Graphics.

LOOKING FORWARD TO 2006

We are seeing a slow but consistent recovery in industry conditions. With continued improvement in the economy, ongoing success with our national sales and cross-selling initiatives, and contributions from our completed acquisitions, we expect to achieve substantial top-line growth in the upcoming year. We are also working to continue improving our operating margins to drive more of our sales growth to the bottom line.

We are exceptionally well positioned to capitalize on a number of trends. As technology continues to advance, customer demand for sophisticated applications, such as digital printing and Internet-based solutions, is growing. We understand how to incorporate technology into our operations for the benefit of our customers. Our strong balance sheet and expertise enable us to distance ourselves from smaller, independent printers that lack the resources to stay current with technology or the expertise to utilize it to its full potential.

We are optimistic about the future. The company that we have created is a tribute to our past success. More importantly, it is a competitive advantage for the future.

Our map is very powerful. We are the market leader in a fragmented industry that offers tremendous opportunity, and we have the financial resources to capitalize on those opportunities.

We have a proven business model executed by an experienced management team, and we continue to develop the leaders of tomorrow.

We have demonstrated our ability to achieve above-industry growth rates by differentiating ourselves from the competition.

And we make money.
That's the bottom line.

Joe R. Davis

Joe R. Davis
Chairman and Chief Executive Officer

In addition to printing marketing materials for our customers, we supply promotional products like mouse pads that enhance our ability to deliver one-stop service.

The bottom line.

2005 Financials

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)	Year Ended March 31 2005	2004	2003	2002	2001
Income Statement Data					
Sales	$ 779,016	$ 708,060	$ 710,279	$ 643,948	$ 683,396
Cost of sales	586,615	540,080	540,586	477,147	494,158
Gross profit	192,401	167,980	169,693	166,801	189,238
Selling expenses	81,456	76,189	78,008	69,091	70,070
General and administrative expenses	54,116	51,887	52,252	54,766	54,595
Goodwill impairment[1]	–	–	38,033	–	–
Special charge[2]	–	–	–	–	6,440
Operating income	56,829	39,904	1,400	42,944	58,133
Interest expense, net	5,107	7,216	10,055	15,144	20,858
Income (loss) before income taxes and accounting change	51,722	32,688	(8,655)	27,800	37,275
Income taxes	19,000	12,691	4,284	11,120	15,164
Income (loss) before accounting change	32,722	19,997	(12,939)	16,680	22,111
Cumulative effect of accounting change, net of tax[3]	–	–	74,376	–	–
Net income (loss)	$ 32,722	$ 19,997	$ (87,315)	$ 16,680	$ 22,111
Earnings (loss) per share					
Basic	$ 2.40	$ 1.49	$ (6.58)	$ 1.27	$ 1.68
Diluted	$ 2.31	$ 1.44	$ (6.58)	$ 1.25	$ 1.68

(In thousands)	2005	2004	2003	2002	2001
Balance Sheet Data					
Working capital	$ 64,225	$ 47,488	$ 53,747	$ 85,036	$ 79,488
Property and equipment, net	297,600	272,801	278,134	293,831	299,871
Total assets	590,229	526,209	512,583	676,733	674,667
Long-term debt, net of current portion	111,895	98,265	143,167	213,860	246,729
Total shareholders' equity	283,332	245,612	221,223	306,598	287,534

(1) Reflects the impairment of goodwill value as of March 31, 2003 under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

(2) Relates to costs and impairment charges primarily associated with combining the operations of three small, under-performing printing businesses into nearby facilities and exiting a portion of our business at a fourth printing business. This special charge reduced net income by $4,117 net of tax.

(3) Reflects a transitional impairment charge pursuant to our adoption of SFAS No. 142 as of April 1, 2002.

ANNUAL NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION CERTIFICATIONS

The Company timely submitted the Annual CEO Certification required under New York Stock Exchange ("NYSE") Rule 303A.12(a) to the NYSE without qualification. In addition, the Company's annual report on Form 10-K for the year ended March 31, 2005, as filed with the Securities and Exchange Commission, contained the Certifications of the Chief Executive Officer and Chief Financial Officer as required under Section 302 of the Sarbanes-Oxley Act of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion contains forward-looking information. Readers are cautioned that such information involves known and unknown risks and uncertainties, including those created by general market conditions, competition and the possibility that events may occur beyond our control, which may limit our ability to maintain or improve our operating results or financial condition or acquire additional printing businesses. Our expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for our products, the continued availability of raw materials at affordable prices and retention of our key management and operating personnel. In addition, our expectations regarding future acquisitions assume, among other things, our ability to identify new acquisition opportunities and our ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We expressly disclaim any duty to provide updates to these forward-looking statements, assumptions or other factors after the date of this Annual Report to reflect the occurrence of events or changes in circumstances or expectations.

Overview

Our Company is a leading national provider of commercial printing services with 70 printing facilities in 25 states and is recognized as the largest sheetfed and half-web commercial printing company in the United States. We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

- **Internal Sales Growth** – We seek to use our competitive advantages to expand market share. We continue to pursue additional experienced sales professionals, invest in new equipment and technology, expand our national accounts program and develop new and expanded print-related services.

- **Disciplined Acquisition Program** – We selectively pursue opportunities to acquire additional printing businesses at reasonable prices. Some of these acquisitions may include smaller and/or distressed printing businesses for merger into one of our existing businesses.

- **Cost Savings** – Because of our size and national presence, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

- **Best Practices/Benchmarking** – We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

- **Leadership Development** – Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.

Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, purchasing and management information systems. We also maintain centralized treasury, risk management, tax and consolidated financial reporting activities.

Our sales are derived from commercial printing services. These services consist of (i) traditional print services, including electronic prepress, printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to our customers' design specifications; (ii) fulfillment and mailing services for such printed materials, and (iii) e-commerce solutions that enable our customers to improve their processes over the procurement and management of printed materials. Examples of the types of documents we print for our customers include high-quality, multi-color marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, catalogs and training manuals.

The substantial majority of our sales are generated by individual orders through commissioned sales personnel. We recognize revenue from these orders when we deliver the ordered goods and services. To a large extent, continued engagement of our Company by our customers for successive business opportunities depends upon the customers' satisfaction with the quality of services we provide. As such, it is difficult for us to predict the number, size and profitability of printing services that we expect to provide for more than a few weeks in advance.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services, such as delivery costs. Paper cost is the most significant component of our materials cost; however, fluctuation in paper pricing generally does not materially impact our operating margins because we typically quote, and subsequently purchase, paper for each specific printing job we are awarded. As a result, any changes in paper pricing are effectively passed through to customers by our printing businesses. Additionally, our cost of sales includes salary and benefits paid to operating personnel, maintenance, repair, rental and insurance costs associated with operating our facilities and equipment and depreciation charges.

Our selling expenses generally include the compensation paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff, as well as office rent, utilities and communications expenses, and various professional services.

Results of Operations

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

	Year Ended March 31					
	(In millions)			(As a percentage of sales)		
	2005	2004	2003	2005	2004	2003
Sales	$ 779.0	$ 708.1	$ 710.3	100.0%	100.0%	100.0%
Cost of sales	586.6	540.1	540.6	75.3	76.3	76.1
Gross profit	192.4	168.0	169.7	24.7	23.7	23.9
Selling expenses	81.5	76.2	78.0	10.5	10.8	11.0
General and administrative expenses	54.1	51.9	52.3	6.9	7.3	7.4
Goodwill impairment	–	–	38.0	–	–	5.3
Operating income	56.8	39.9	1.4	7.3	5.6	0.2
Interest expense, net	5.1	7.2	10.0	0.7	1.0	1.4
Income (loss) before taxes	51.7	32.7	(8.6)	6.6	4.6	(1.2)
Income taxes	19.0	12.7	4.3	2.4	1.8	0.6
Income (loss) before accounting change	$ 32.7	$ 20.0	$ (12.9)	4.2%	2.8%	(1.8)%

Our sales and expenses during the periods shown were impacted by the acquisition of eight printing businesses in fiscal 2005, six printing businesses in fiscal 2004 and two printing businesses in fiscal 2003. Because each acquisition was accounted for using the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. Accordingly, acquisitions affect our financial results in any one year compared to the prior year by the full-year impact of prior year acquisitions (as compared to the partial impact in the prior year) and the partial-year impact of current year acquisitions, and is referred to below as "incremental contribution from acquisitions."

Analysis of Consolidated Income Statements for Fiscal 2005 as Compared to Fiscal 2004
Sales for fiscal 2005 increased $70.9 million, or 10%, to $779.0 million from $708.1 million in fiscal 2004. The $70.9 million revenue increase is attributable to $22.6 million from the incremental contribution from acquisitions and $48.3 million of internal sales growth. The $48.3 million of internal sales growth equates to a 6.8% year-over-year internal growth rate. Approximately one-third of the internal sales growth was attributable to election-related printing, which recurs generally on a bi-annual basis. Excluding election-related printing, internal sales growth for the year was 4.3%, which includes growth in national sales of $8.8 million or 22%. As a whole, national sales accounted for 6% of revenue in both 2005 and 2004. The remainder of our 2005 internal growth is attributable to incremental cross-selling activities among our locations, as well as improved economic and industry conditions, in our opinion based on general and anecdotal information available to us.

Gross profit increased by $24.4 million in fiscal 2005 to $192.4 million and gross profit margin for fiscal 2005 increased to 24.7% from 23.7% in fiscal 2004. Approximately $16.8 million of the increase is attributable to the increased sales levels discussed above, including the incremental contribution from acquisitions. The remaining increase in gross profit of $7.6 million is attributable to margin leverage achieved primarily as a result of improved industry conditions.

Selling expenses for fiscal 2005 increased 7% to $81.5 million from $76.2 million in fiscal 2004. The increase is directly attributable to the increased sales levels noted above. As a percentage of sales, selling expenses for fiscal 2005 decreased slightly to 10.5% from 10.8% in fiscal 2004, primarily because the generation of the incremental election-related revenue discussed above generally does not result in the same level of sales expense as does the generation of other revenues.

General and administrative expenses for fiscal 2005 increased to $54.1 million from $51.9 million in fiscal 2004, due principally to the incremental contribution from acquisitions. In fiscal 2005, our internal sales growth (including the bi-annual impact of election-related printing) combined with continuing efforts to control costs enabled us to gain additional leverage on our sales, resulting in a decrease in our general and administrative expenses as a percentage of sales to 6.9% from 7.3% in fiscal 2004.

Net interest expense for fiscal 2005 decreased 29% to $5.1 million from $7.2 million in fiscal 2004. Interest expense for fiscal 2004 includes a $.4 million charge to write-off certain deferred financing costs, as required by generally accepted accounting principles in connection with an amendment to our bank credit facility in November 2003. (See Liquidity and Capital Resources – *Debt Obligations*). The remaining decrease in interest expense is principally due to the application of our cash flow from operations in excess of our cash needs for capital expenditures and acquisitions to reduce the aggregate borrowings outstanding under our various bank credit facilities and other long-term debt obligations throughout most of the year.

We provided for income taxes of $19.0 million for fiscal 2005, as compared to $12.7 million in fiscal 2004, reflecting an effective tax rate of 36.7% as compared to an effective tax rate of 38.8% in fiscal 2004. Due to the increase in pretax earnings, non-deductible expenses were a smaller percentage of pretax earnings, thus lowering our effective tax rate.

Analysis of Consolidated Income Statements for Fiscal 2004 as Compared to Fiscal 2003
Sales for fiscal 2004 decreased $2.2 million, or .3%, to $708.1 million from $710.3 million in fiscal 2003. The decline in revenues was primarily attributable to comparatively weaker industry conditions versus the same period in the prior year. A sustained adverse effect on the commercial printing industry occurred as a result of the Iraq conflict and the prolonged period of weakness in the U.S. economy. Incremental contribution from acquisitions totaled $18.1 million, substantially offsetting the sales decline attributable to weaker industry conditions.

Gross profit declined by $1.7 million in fiscal 2004 to $168.0 million as a result of the sales decline noted above. Gross profit margin for fiscal 2004 declined slightly to 23.7% from 23.9% in fiscal 2003, reflecting the comparatively weaker industry conditions experienced in 2004.

Selling expenses for fiscal 2004 decreased 2% to $76.2 million from $78.0 million in fiscal 2003. The decline was directly attributable to the reduced sales levels noted above. As a percentage of sales, selling expenses for fiscal 2004 decreased slightly to 10.8% from 11.0% in fiscal 2003, primarily as a result of lower sales, recruiting and hiring expenses as compared to 2003.

General and administrative expenses for fiscal 2004 decreased slightly to $51.9 million from $52.3 million in fiscal 2003. As a percentage of sales, general and administrative expenses for fiscal 2004 declined to 7.3% from 7.4% in fiscal 2003. Generally, our fixed administrative cost structure remained relatively constant.

Net interest expense for fiscal 2004 decreased 28% to $7.2 million from $10.0 million in fiscal 2003. Interest expense for fiscal 2004 included a $.4 million charge to write-off certain deferred financing costs, as discussed above. The overall decrease in interest expense was primarily due to the application of our cash flow from operations to reduce the aggregate borrowings outstanding under our various bank credit facilities.

We provided for income taxes of $12.7 million for fiscal 2004, as compared to $4.3 million in fiscal 2003, reflecting an effective tax rate of 38.8% as compared to an effective tax rate of 38.0% in fiscal 2003.

Liquidity and Capital Resources

Sources and Uses of Cash

Our historical sources of cash have primarily been cash provided by operations or borrowings under our various bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures, and payment of principal and interest on outstanding debt obligations. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and the notes thereto beginning on page 35.

	Year Ended March 31		
(In millions)	2005	2004	2003
Net cash provided by operating activities	$ 75.2	$ 79.3	$ 95.4
Acquisitions of businesses	(49.0)	(11.4)	(6.2)
Capital expenditures, net of proceeds from asset dispositions	(13.8)	(10.0)	(14.4)
Net proceeds (payments) under bank credit facilities	34.6	(53.5)	(60.2)
Net payments on term equipment notes and other debt	(53.2)	(6.3)	(15.7)

Additionally, our cash position, working capital and debt obligations as of March 31, 2005, 2004 and 2003 are shown below and should be read in conjunction with our consolidated balance sheets and the notes thereto beginning on page 32.

	March 31		
(In millions)	2005	2004	2003
Cash and cash equivalents	$ 7.8	$ 10.5	$ 9.6
Working capital, inclusive of cash and cash equivalents	64.2	47.5	53.7
Total debt obligations	119.5	111.5	163.8

Net cash provided by operating activities declined 5% for fiscal 2005 compared to fiscal 2004, and 17% for fiscal 2004 compared to fiscal 2003, primarily due to the cash flow benefits generated from a reduction in working capital resulting from implementation of tighter working capital management practices. In 2005, we used our cash flow from operations primarily for acquisitions ($49.0 million) and capital expenditures ($13.8 million), with the remaining portion used to reduce previously outstanding indebtedness. Total debt obligations increased by $8.0 million in 2005 as the debt we assumed in connection with certain of our acquisitions and the procurement of certain property and equipment offset the reductions in our debt obligations from application of excess cash flow. In 2004, we strengthened our financial position by primarily using available cash flow to reduce the amount of our outstanding debt.

We believe that our cash flow provided by operations will be adequate to cover our fiscal 2006 working capital needs, debt service requirements and planned capital expenditures to the extent such items are known or are reasonably determinable based on current business and market conditions. However, we may elect to finance certain of our capital expenditure requirements through borrowings under our bank credit facilities or the issuance of additional term notes.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us.

We expect to fund future acquisitions through cash flow provided by operations, additional borrowings or the issuance of our common stock. The extent to which we will be willing or able to use our common stock to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment for the acquisition price.

In May 2004, our Board of Directors approved a common stock share repurchase program, providing for the repurchase of up to one million shares of our stock in open-market or block purchase transactions. We expect to fund any repurchases under the program through cash flow provided by operations or additional borrowings under our primary bank credit facility. The amount and timing of any purchases will depend upon a number of factors, including the Company's liquidity and potential alternative uses of our capital resources, the price and availability of our shares, general market conditions and certain repurchase restrictions in our primary bank credit facility, which limit us to repurchases not to exceed $75.0 million in the aggregate. As of April 30, 2005, we have not repurchased any shares of stock under this program. There can be no assurance that we will determine to repurchase any of our common stock, and if so, whether we will be able to do so on terms acceptable to us.

Debt Obligations

Our primary bank credit facility (as amended and restated, the "Credit Agreement") is composed of a $150.0 million revolving credit facility that will mature in July 2007. At March 31, 2005, borrowings outstanding under the Credit Agreement were $65.0 million and accrued interest at a weighted average rate of 4.81%.

The proceeds from borrowings under the Credit Agreement can be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase our common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of our assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at our option, at either (1) the London Interbank Offered Rate (LIBOR) plus a margin of 1.25% to 2.00%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%) plus a margin of up to .75%. We are also required to pay an annual commitment fee ranging from .275% to .375% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures as set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2005, the applicable LIBOR interest rate margin was 1.25% and the applicable commitment fee was .275%.

We are subject to certain covenants and restrictions and we must meet certain financial tests as defined in the Credit Agreement. We were in compliance with these covenants and financial tests at March 31, 2005. In the event that we were unable to remain in compliance with these covenants and financial tests in the future, our lenders would have the right to declare us in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all of our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be re-classified as a current liability. In the event that we were to be unable to obtain a waiver, re-negotiate or re-finance these obligations, a material adverse effect on our ability to conduct our operations in the ordinary course likely would be the result. Based on our view of current market and business conditions and our expectations regarding our future operating results and cash flows, we believe that we will be able to remain in compliance with these covenants and financial tests in the foreseeable future.

In addition to the Credit Agreement, we maintain two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5.0 million. One such facility expires in November 2005 and the other such facility expires in November 2006. At March 31, 2005, borrowings outstanding under the Auxiliary Bank Facilities totaled $5.2 million and accrued interest at a weighted average rate of 4.19%. Because we currently have the ability to refinance the borrowings outstanding under the Auxiliary Bank Facility expiring in November 2005 and plan to do so, such borrowings are classified as long-term debt in our consolidated balance sheet at March 31, 2005. The Auxiliary Bank Facilities cross-default to the covenants and restrictions set forth in the Credit Agreement.

Our term equipment notes consist primarily of notes payable pursuant to financing agreements between us and various lenders (the "Lender Notes") and between us and the finance affiliate of a printing equipment manufacturer (the "Equipment Notes"). At March 31, 2005, outstanding borrowings under the Lender Notes totaled $17.2 million and accrued interest at a weighted average rate of 4.74%. The Lender Notes provide for fixed monthly principal payments plus interest (at fixed rates) for defined periods of up to seven years from the date of issuance, and are secured by certain equipment of the Company. At March 31, 2005, outstanding borrowings under the Equipment Notes totaled $13.4 million and accrued interest at a weighted average rate of 5.93%. The Equipment Notes provide for fixed payments of principal and interest (at fixed rates) for defined periods of up to ten years from the date of issuance and are secured by equipment which was concurrently purchased from the manufacturer. At March 31, 2005, the remaining balance of term equipment notes totaling $1.7 million primarily consist of various secured debt obligations assumed by us in connection with certain prior year acquisitions. We are not subject to any significant financial covenants in connection with any of the term equipment notes. The Credit Agreement places certain limitations on the amount of additional term note obligations we may incur in the future; however, we do not anticipate that these limitations will restrict our ability to make any of our planned 2006 capital expenditures.

During the year ended March 31, 2005, we retired $41.1 million of Lender Notes with borrowings from the Credit Agreement. The purpose of retiring these notes was to utilize available capacity under the Credit Agreement to effect an overall reduction in our interest costs. No financial penalties were incurred in connection with the retirement of these obligations.

Our other debt obligations consist of a mortgage of $5.0 million, a promissory note totaling $2.7 million, industrial revenue bonds totaling $8.1 million and various other debt obligations totaling $1.2 million. We do not have any significant financial covenants or restrictions associated with these other debt obligations.

Contractual Obligations and Other Commitments

The maturity of contractual obligations by fiscal year are as follows:

(In millions)	Total	2006	2007	2008	2009	2010	Thereafter
Debt obligations	$ 119.5	$ 9.9[1]	$ 11.0	$ 72.7	$ 6.4	$ 8.8	$ 10.7
Operating lease obligations	63.5	16.1	13.4	10.8	7.5	5.4	10.3

(1) As the Company has both the ability and intent to refinance the $2.3 million outstanding at March 31, 2005 under the Auxiliary Bank Facility that is due to expire in November 2005, such borrowings are classified as long-term debt in our consolidated balance sheet at March 31, 2005, but for purposes of this table are included as a current debt obligation for 2006.

Operating leases – We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Letters of credit – In connection with our assumption of obligations under outstanding industrial revenue bonds related to certain prior year acquisitions of printing businesses, which are reflected as debt in the accompanying consolidated financial statements, we had four letters of credit outstanding as of March 31, 2005 for a combined total of $8.4 million. These letters of credit were issued pursuant to the terms of our Credit Agreement, which expires in July 2007, and we may be required to obtain replacement letters of credit at that time.

Insurance programs – We maintain third-party insurance coverage in amounts and against risks we believe are reasonable under our circumstances. We are self-insured against most workers' compensation claims and for a significant component of our group health insurance programs. For these exposures, we accrue expected loss amounts which are determined using a combination of our historical loss experience and subjective assessment of our future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although we believe that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations, and future expense.

Factors Which May Affect Future Results

Our future operating results may be impacted by a number of factors, including general economic conditions and competitive factors in our industry, seasonal and cyclical variations in commercial printing demand, reasonable growth in the demand for our services and retention of key management and operating personnel. To the extent an economic slowdown causes businesses to reduce their spending on printed advertising and marketing materials, the demand for commercial printing services may be adversely affected. Further, compounding the adverse effect of a decline in demand, competitive pricing pressures may occur and could negatively impact the level of sales and profit margins generated by our printing businesses. Also, the magnitude and timing of any future acquisitions, as well as our ability to absorb and manage such businesses, will impact our future results. Because of these and other factors, there can be no assurance that we will not experience material fluctuations in our future operating results or cash flows on a quarterly or annual basis.

Critical Accounting Policies

We have identified our critical accounting policies based on the following factors – significance to our overall financial statement presentation, complexity of the policy and its use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Receivables, net of valuation allowance – Accounts receivable at March 31, 2005 were $136.8 million, net of a $2.5 million allowance for doubtful accounts. The valuation allowance was determined based upon our evaluation of known requirements, aging of receivables, historical experience and the economic environment. While we believe we have appropriately considered known or expected outcomes, our customers' ability to pay their obligations could be adversely affected by contraction in the economy or other factors beyond our control. Changes in our estimates of collectibility could have a material adverse affect on our consolidated financial condition or results of operations.

Goodwill – We evaluate the carrying value of our goodwill as of March 31st of each year, or at any time that management becomes aware of an indication of impairment. Our evaluation is based on certain data estimated by management to be indicators of future cash flows at each of our facilities. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Our evaluation also makes use of estimates of market multiples of cash flow at which transactions could be completed in the current market. If our estimates of future cash flows or market multiples prove to be inaccurate, an impairment charge could be necessary in future periods.

Impairment of long-lived assets – We evaluate long-lived assets, including property, plant and equipment and intangible assets other than goodwill whenever events or changes in conditions indicate that the carrying value may not be recoverable. The evaluation requires us to estimate future undiscounted cash flows associated with an asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, then an impairment may exist. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Although we believe our estimates are reasonable, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and require an impairment charge in future periods.

Insurance liabilities – We are self-insured for the majority of our workers' compensation and group health insurance costs. Insurance claims liabilities have been accrued using a combination of our historical loss experience and subjective assessment of our future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period.

Accounting for income taxes – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Additionally, we establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate.

New Accounting Pronouncements

SFAS No. 151, *Inventory Costs,* was issued in November 2004 and amends Chapter 4 of Accounting Research Bulletin ("ARB") No. 43. SFAS No. 151 is required to be applied to all inventory costs occurring in fiscal years beginning after June 15, 2005. The Company has yet to determine the impact that its expected April 1, 2006 adoption of SFAS No. 151 will have on the Company's consolidated financial condition or results of operations.

SFAS No. 152, *Accounting for Real Estate Time-Sharing Transactions,* was issued in December 2004 and amends SFAS No. 66 and No. 67. SFAS No. 152 is required to be applied to all real estate time-sharing transactions occurring in fiscal years beginning after June 15, 2005. The Company's expected April 1, 2006 adoption of SFAS No. 152 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SFAS No. 153, *Exchanges of Nonmonetary Assets,* was issued in December 2004 and amends Accounting Principles Board ("APB") Opinion No. 29. SFAS No. 153 is required to be applied to all nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company's expected July 1, 2005 adoption of SFAS No. 153 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SFAS No. 123(R), *Share-Based Payment,* was issued in December 2004 and replaces SFAS No. 123, and supercedes APB Opinion No. 25. SFAS No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in our consolidated financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides services in exchange for the award. SFAS No. 123(R) becomes effective for the Company at the beginning of fiscal 2007. The Company expects that the impact of adopting the SFAS No. 123(R) will be materially consistent with the pro forma expense, adjusted for future vesting occurrences, grants, cancellations, and exercises of stock options, that has been previously disclosed in accordance with SFAS No. 123.

SFAS No. 154, *Accounting Changes and Error Corrections*, was issued in May 2005 and replaces APB Opinion No. 20 and SFAS No. 3. SFAS No. 154 requires retrospective application for voluntary changes in accounting principle in most instances and is required to be applied to all accounting changes made in fiscal years beginning after December 15, 2005. The Company's expected April 1, 2006 adoption of SFAS No. 154 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not currently hold or utilize derivative financial instruments that could expose our Company to market risk. However, we are exposed to market risk for changes in interest rates related primarily to our debt obligations, which as of March 31, 2005 include borrowings under our bank credit facilities totaling $70.2 million, various term equipment notes totaling $32.3 million and other debt obligations totaling $17.0 million. A 1% increase in the interest rate on our fixed and variable rate debt would change our interest expense by approximately $1.2 million on an annual basis. The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2005:

(In millions)	2006	2007	2008	2009	2010	Thereafter	Total	Estimated Fair Value at March 31, 2005
Fixed Rate Debt:								
Amount	$ 5.9	$ 6.4	$ 5.9	$ 5.5	$ 7.9	$ 6.8	$ 38.4	$ 34.0
Average interest rate	5.35%	5.58%	5.21%	5.05%	3.26%	5.39%	4.76%	
Variable Rate Debt:								
Amount	$ 4.0[1]	$ 4.6	$ 66.8	$ 0.9	$ 0.9	$ 3.9	$ 81.1	$ 81.1
Average interest rate	3.75%	3.51%	4.76%	2.53%	2.36%	2.44%	4.48%	

[1] As the Company has both the ability and intent to refinance the $2.3 million outstanding at March 31, 2005 under the Auxiliary Bank Facility, which is variable rate debt and is due to expire in November 2005, such borrowings are classified as long-term debt in our consolidated balance sheet at March 31, 2005, but for purposes of this table are included as a current debt obligation for 2006.

Consolidated Balance Sheets

(In thousands, except share and per share data)	March 31 2005	March 31 2004
Assets		
Current Assets		
Cash and cash equivalents	$ 7,752	$ 10,472
Accounts receivable, net	136,824	114,658
Inventories	37,149	32,728
Prepaid expenses	5,913	5,874
Deferred income taxes	7,843	6,159
Total current assets	195,481	169,891
Property and equipment, net	297,600	272,801
Goodwill, net	85,755	73,658
Other assets	11,393	9,859
	$ 590,229	$ 526,209
Liabilities and Shareholders' Equity		
Current Liabilities		
Current portion of long-term debt	$ 7,595	$ 13,204
Accounts payable	46,705	41,062
Accrued liabilities	75,143	66,585
Income taxes payable	1,813	1,552
Total current liabilities	131,256	122,403
Long-term debt, net of current portion	111,895	98,265
Deferred income taxes	63,746	59,929
Commitments and contingencies		
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 13,760,042 and 13,573,964 issued and outstanding	138	135
Additional paid-in capital	168,905	163,910
Retained earnings	114,289	81,567
Total shareholders' equity	283,332	245,612
	$ 590,229	$ 526,209

See accompanying Notes to Consolidated Financial Statements.

Consolidated Income Statements

(In thousands, except per share data)	2005	2004	2003
	Year Ended March 31		
Sales	$ 779,016	$ 708,060	$ 710,279
Cost of sales	586,615	540,080	540,586
Gross profit	192,401	167,980	169,693
Selling expenses	81,456	76,189	78,008
General and administrative expenses	54,116	51,887	52,252
Goodwill impairment	–	–	38,033
Operating income	56,829	39,904	1,400
Interest expense	5,306	7,337	10,231
Interest income	(199)	(121)	(176)
Income (loss) before income taxes and accounting change	51,722	32,688	(8,655)
Income taxes	19,000	12,691	4,284
Income (loss) before accounting change	32,722	19,997	(12,939)
Cumulative effect of accounting change, net of tax	–	–	74,376
Net income (loss)	$ 32,722	$ 19,997	$ (87,315)
Before accounting change			
Basic earnings (loss) per share	$ 2.40	$ 1.49	$ (.98)
Diluted earnings (loss) per share	$ 2.31	$ 1.44	$ (.98)
After accounting change			
Basic earnings (loss) per share	$ 2.40	$ 1.49	$ (6.58)
Diluted earnings (loss) per share	$ 2.31	$ 1.44	$ (6.58)
Shares used to compute earnings (loss) per share			
Basic	13,649	13,439	13,264
Diluted	14,160	13,896	13,264

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, March 31, 2002	13,206	$ 132	$ 157,581	$ 148,885	$ 306,598
Exercise of stock options, including tax benefit	141	1	1,939	–	1,940
Net loss	–	–	–	(87,315)	(87,315)
Balance, March 31, 2003	13,347	133	159,520	61,570	221,223
Exercise of stock options, including tax benefit	227	2	4,390	–	4,392
Net income	–	–	–	19,997	19,997
Balance, March 31, 2004	13,574	135	163,910	81,567	245,612
Exercise of stock options, including tax benefit	186	3	4,995	–	4,998
Net income	–	–	–	32,722	32,722
Balance, March 31, 2005	**13,760**	**$ 138**	**$ 168,905**	**$ 114,289**	**$ 283,332**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended March 31 2005	2004	2003
Operating Activities			
Net income (loss)	$ 32,722	$ 19,997	$ (87,315)
Adjustments to reconcile net income (loss) to net cash provided by operating activities –			
Cumulative effect of accounting change, net of tax	–	–	74,376
Depreciation and amortization	42,063	35,793	37,356
Goodwill impairment	–	–	38,033
Deferred income tax provision	3,957	6,240	4,008
Changes in assets and liabilities, net of effects of acquisitions –			
Accounts receivable, net	(5,024)	(5,160)	18,793
Inventories	37	(3,188)	4,764
Prepaid expenses	1,160	(740)	1,023
Other assets	(695)	2,750	35
Accounts payable and accrued liabilities	(885)	20,938	4,847
Income taxes payable	1,904	2,629	(563)
Net cash provided by operating activities	75,239	79,259	95,357
Investing Activities			
Acquisitions of businesses, net of cash acquired	(48,961)	(11,376)	(6,240)
Purchases of property and equipment	(15,566)	(12,336)	(15,478)
Proceeds from asset dispositions	1,811	2,296	1,096
Net cash used in investing activities	(62,716)	(21,416)	(20,622)
Financing Activities			
Proceeds from bank credit facilities	73,862	61,165	13,527
Payments on bank credit facilities	(39,230)	(114,642)	(73,768)
Payments for financing costs on amendment of bank credit facility	–	(480)	–
Proceeds from issuance of term equipment note	–	6,117	–
Payments on term equipment notes and other debt	(53,230)	(12,439)	(15,748)
Proceeds from exercise of stock options	3,355	3,267	1,940
Net cash used in financing activities	(15,243)	(57,012)	(74,049)
Net increase (decrease) in cash and cash equivalents	(2,720)	831	686
Cash and cash equivalents at beginning of period	10,472	9,641	8,955
Cash and cash equivalents at end of period	$ 7,752	$ 10,472	$ 9,641

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data and percentages)

1. Business

Consolidated Graphics, Inc. (collectively with its consolidated subsidiaries referred to as "the Company") is a leading national provider of commercial printing services with 70 printing businesses in 25 states and is recognized as the largest sheetfed and half-web commercial printing company in the United States. The Company is focused on adding value to its printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a national organization.

The Company's printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. The Company's corporate headquarters staff provides support to its printing businesses in such areas as human resources, purchasing and management information systems. The Company also maintains centralized treasury, risk management, tax and consolidated financial reporting activities.

The Company's sales are derived from commercial printing services. These services consist of (i) traditional print services, including electronic prepress, printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to the Company's customers' design specifications; (ii) fulfillment and mailing services for such printed materials; and (iii) e-commerce solutions that enable the Company's customers to improve their processes over the procurement and management of printed materials.

The scope and extent of services provided to the Company's customers typically varies for each individual order it receives, depending on customer-specific factors including the intended uses for the printed materials. Furthermore, each of the Company's locations generally is capable of providing a complete range of services to their customers. Accordingly, the Company does not operate its business in a manner that differentiates among its respective capabilities and services for financial or management reporting services, rather each of its printing businesses define a distinct reporting unit.

2. Significant Accounting Policies And Other Information

Accounting Policies

The accounting policies of the Company reflect industry practices and conform to generally accepted accounting principles in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information,* the Company's operations constitute one reportable segment because all of its printing businesses operate in the commercial printing industry and exhibit similar economic characteristics.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Reclassification – Certain reclassifications of prior periods' data have been made to conform to the current period reporting.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable – The Company recognizes revenue upon delivery of each job, except for "bill and hold transactions," in which case such revenue is recognized when all the service delivery criteria are fully met as per Staff Bulletin 104 issued by the Securities and Exchange Commission ("SEC"). Losses, if any, on jobs are recognized at the earliest date such amount is determinable. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 10% of the Company's revenues in any of the years ended March 31, 2005, 2004 or 2003. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $2,465 and $2,448 at March 31, 2005 and 2004.

Inventories – Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. The carrying values of inventories are set forth below:

	March 31	
	2005	2004
Raw materials	$ 11,863	$ 10,051
Work in progress	21,518	20,054
Finished goods	3,768	2,623
	$ 37,149	$ 32,728

Other Assets – Other assets are principally comprised of deferred tax assets, non-current cash invested in restricted money-market funds and intangible assets other than goodwill. None of the individual items in other assets at March 31, 2005 and 2004 were individually greater than 5% of total current assets in those years.

Impairment of Long-Lived Assets – The Company determines the realization of goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* and its other long-lived assets, including property, plant and equipment, and intangible assets other than goodwill in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Under SFAS No. 142, the Company determines fair value using capitalization of earnings estimates and market valuation multiples for each reporting unit. Under SFAS No. 144, the Company compares the carrying value of long-lived assets to its projection of future undiscounted cash flows attributable to such assets, and evaluates other factors such as business trends and general economic conditions. In the event that the carrying value exceeds the future undiscounted cash flows, the Company records an impairment charge against income equal to the excess of the carrying value over the asset's fair value.

Accrued Liabilities – The significant components of accrued liabilities are as follows:

	March 31	
	2005	2004
Compensation and benefits	$ 31,304	$ 27,669
Manufacturing materials and services	6,336	7,200
Sales, property and other taxes	18,719	15,902
Other	18,784	15,814
	$ 75,143	$ 66,585

Other accrued liabilities are principally comprised of customer advances and accrued self-insurance claims for certain insurance programs. None of the individual items in other accrued liabilities at March 31, 2005 and 2004 were individually greater than 5% of total current liabilities in those years.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued SFAS No. 151, *Inventory Costs,* in November 2004 which amends Chapter 4 of the Accounting Research Bulletin ("ARB") No. 43. SFAS No. 151 is required to be applied to all inventory costs occurring in fiscal years beginning after June 15, 2005. The Company has yet to determine the impact that the expected April 1, 2006 adoption of SFAS No. 151 will have on the Company's consolidated financial condition or results of operations.

SFAS No. 152, *Accounting for Real Estate Time-Sharing Transactions,* was issued in December 2004 and amends SFAS No. 66 and No. 67. SFAS No. 152 is required to be applied to all real estate time-sharing transactions occurring in fiscal years beginning after June 15, 2005. The Company's expected April 1, 2006 adoption of SFAS No. 152 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SFAS No. 153, *Exchanges of Nonmonetary Assets,* was issued in December 2004 and amends Accounting Principles Board ("APB") Opinion No. 29. SFAS No. 153 is required to be applied to all nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company's expected July 1, 2005 adoption of SFAS No. 153 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SFAS No. 123(R), *Share-Based Payment,* was issued in December 2004 and replaces SFAS No. 123, and supercedes APB Opinion No. 25. SFAS No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the consolidated financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period.

Compensation cost will be recognized over the period that an employee provides services in exchange for the award. SFAS No. 123(R) becomes effective for the Company at the beginning of fiscal 2007. The Company expects that the impact of adopting the SFAS No. 123(R) will be materially consistent with the pro forma expense (discussed below under "*Stock-Based Compensation*") adjusted for future vesting occurrences, grants, cancellations and exercises of stock options, that have been previously disclosed in accordance with SFAS No. 123.

SFAS No. 154, *Accounting Changes and Error Corrections*, was issued in May 2005 and replaces APB Opinion No. 20 and SFAS No. 3. SFAS No. 154 requires retrospective application for voluntary changes in accounting principle in most instances and is required to be applied to all accounting changes made in fiscal years beginning after December 15, 2005. The Company's expected April 1, 2006 adoption of SFAS No. 154 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

Other Information

Supplemental Cash Flow Information – The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. The Company issued term notes payable totaling $13,252 and $7,506 (see Note 6. Long-Term Debt) in the years ended March 31, 2005 and 2004 to finance the purchase of certain new equipment. In addition, in the year ended March 31, 2005, the Company assumed a mortgage obligation totaling $5,116 in connection with a prior year acquisition and also assumed two industrial revenue bonds totaling $4,900 and other long-term debt of $3,351 in connection with current year acquisitions (see Note 4. Acquisitions).

The Company paid (or received) cash for interest and income taxes, net of refunds, totaling $4,877 and $13,680 in 2005, $7,227 and ($2,460) in 2004, and $10,286 and ($534) in 2003.

Earnings (Loss) Per Share – Basic earnings (loss) per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share reflect net income divided by the weighted average number of common shares and dilutive stock options outstanding. Conversely, diluted loss per share excludes the impact of dilutive stock options outstanding and therefore reflects net loss divided only by the weighted average number of common shares outstanding.

Related Party Transactions – In the normal course of business, the Company leases certain real estate from individuals who formerly owned an acquired printing business and are now employed by the Company.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the fair value of its variable rate debt obligations, which totaled $81,072 and $43,431 at March 31, 2005 and 2004, respectively, approximated their recorded values. The Company estimates that the fair value of its fixed rate debt obligations totaling $38,418 at March 31, 2005 was $33,961 and that the fair value of its fixed rate debt obligations totaling $68,038 at March 31, 2004 was $69,717. Estimates of fair value are based on interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for extensions of credit. The Company's cash deposits are held in large, national financial institutions.

Stock-Based Compensation – The Company accounts for its stock-based compensation programs using the intrinsic value method of accounting established by APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. Under APB No. 25, no compensation expense is recognized when the exercise price of an employee stock option is equal to the market price of common stock on the grant date and all other provisions of the grant are fixed. The Company's only element of stock-based compensation is derived pursuant to the Consolidated Graphics, Inc. Long-Term Incentive Plan, as amended (the "Plan"), which has been approved by the Company's shareholders. Under the Plan, employees of the Company and certain non-employee members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock at a price not less than the market price of the stock at the date of grant.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, *Accounting for Stock-Based Compensation.* The pro forma information has been determined as if the Company had accounted for its stock options under the fair value method. The following is a summary of the Company's net income (loss) and net income (loss) per share as reported and pro forma as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma effects of applying SFAS No. 123 may not be representative of the effects on reported net income for future years since options vest over several years and additional awards are made each year.

Pro forma information applying to the fair value method follows:

	Year Ended March 31		
	2005	2004	2003
Net income (loss) as reported	$ 32,722	$ 19,997	$ (87,315)
Less: pro forma compensation expense	(2,254)	(2,085)	(2,493)
Pro forma net income (loss)	$ 30,468	$ 17,912	$ (89,808)
Basic Earnings (Loss) Per Share:			
Net income (loss) as reported	$ 2.40	$ 1.49	$ (6.58)
Less: pro forma compensation expense	(.16)	(.15)	(.18)
Pro forma net income (loss)	$ 2.24	$ 1.34	$ (6.76)
Diluted Earnings (Loss) Per Share:			
Net income (loss) as reported	$ 2.31	$ 1.44	$ (6.58)
Less: pro forma compensation expense	(.15)	(.14)	(.18)
Pro forma net income (loss)	$ 2.16	$ 1.30	$ (6.76)

For purposes of determining pro forma compensation expense, the Company determined the weighted average fair value of options on the grant date ($13.65 for the year ended March 31, 2005, $9.44 for the year ended March 31, 2004 and $9.26 for the year ended March 31, 2003) by utilizing the Black-Scholes option-pricing model with the following key assumptions:

	2005	2004	2003
Dividend yield	–	–	–
Expected volatility	**30.4%**	33.9%	53.2%
Average risk-free interest rate	**3.7%**	3.2%	3.8%
Average expected life	**5.0 yrs.**	5.0 yrs.	5.0 yrs.

The Black-Scholes model used by the Company to calculate the fair value of options granted, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting and/or trading restrictions, which significantly differ from the provisions associated with the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management does not believe this model provides a reliable single measure of the fair value of the Company's stock option awards.

3. Accounting Change

Effective April 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, which required it to discontinue amortizing goodwill, perform an initial transitional impairment test and conduct annual impairment tests to determine if the remaining balance of goodwill of each of its reporting units should be reduced to reflect its estimated fair value. Prior to its adoption of SFAS No. 142, the Company periodically evaluated whether the remaining balance of goodwill was recoverable by assessing current and future levels of income and cash flows on an undiscounted basis, as well as other factors, such as business trends and general market conditions. The Company determined that each of its individual printing businesses constitutes a stand alone reporting unit under SFAS No. 142. The Company determines fair value under SFAS No. 142 using capitalization of earnings estimates and market valuation multiples. A number of factors could cause the Company to further impair its goodwill balance at the date of its annual impairment test, which is March 31. These factors include a decline in the financial performance of an individual reporting unit due to adverse business developments and/or changes in general market conditions, as well as a decline in market valuation multiples. As of April 1, 2002, net goodwill balances attributable to each of the Company's reporting units were tested for impairment by comparing the fair value of each reporting unit to its carrying value. Based on these impairment tests, the Company recognized a transitional impairment charge of $74,376, net of deferred tax benefit totaling $15,379, which is reflected as a cumulative effect of accounting change in the accompanying consolidated income statement.

As a result of its annual valuation test, the Company recorded a pre-tax goodwill impairment charge of $38,033 for the year ended March 31, 2003, which is reflected as goodwill impairment in the accompanying consolidated income statement. The impairment resulted principally from the impact that the continued weakness in printing industry conditions and other negative economic factors had on the Company's reporting units.

Had the provisions of SFAS No. 142 been in effect for all periods presented in the accompanying consolidated financial statements, net income (loss) and earnings (loss) per share as reported would have been reported on the following pro forms basis:

	Year Ended March 31		
	2005	2004	2003
Net income (loss) as reported	$ 32,722	$ 19,997	$ (87,315)
Add: cumulative effect of accounting change, net of tax	–	–	74,376
Pro forma net income (loss)	$ 32,722	$ 19,997	$ (12,939)
Basic Earnings (Loss) Per Share:			
Net income (loss) as reported	$ 2.40	$ 1.49	$ (6.58)
Add: cumulative effect of accounting change, net of tax	–	–	5.60
Pro forma net income (loss)	$ 2.40	$ 1.49	$ (.98)
Diluted Earnings (Loss) Per Share:			
Net income (loss) as reported	$ 2.31	$ 1.44	$ (6.58)
Add: cumulative effect of accounting change, net of tax	–	–	5.60
Pro forma net income (loss)	$ 2.31	$ 1.44	$ (.98)

4. Acquisitions

All of the Company's acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition. Contingent transaction consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.

During fiscal 2005, the Company assumed debt totaling $8,251 and acquired for cash totaling $45,524 the operations and assets of eight printing businesses. The preliminary allocation of the purchase price of the businesses acquired include current assets of $22,799, property and equipment of $33,116, goodwill of $11,521 and other assets of $2,678 less current liabilities of $16,339. The Company is awaiting additional information concerning certain asset and liability valuations in order to finalize such allocation, and expects to receive such information no later than one year following the respective dates of the acquisitions.

During fiscal 2004, the Company acquired for cash totaling $10,042 the operations and assets of six printing businesses. The allocation of the purchase price of the businesses acquired include current assets of $3,503, property and equipment of $8,063, goodwill of $1,764 and other assets of $533, less current liabilities of $3,821.

During fiscal 2003, the Company acquired for cash totaling $4,205 the operations and assets of two printing businesses. The allocation of the purchase price of the businesses acquired include current assets of $3,627, property and equipment of $1,012 and other assets of $655, less current liabilities of $1,089.

Additionally, in connection with the acquisition of certain printing businesses in prior periods, the Company paid cash in fiscal 2005 totaling $3,299 and assumed a related mortgage obligation totaling $5,116 to acquire certain real property and paid cash of $138, $1,334, and $2,035 in fiscal years 2005, 2004 and 2003 to satisfy certain liabilities or pursuant to earnout agreements.

5. Property And Equipment

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

	March 31		
Description	2005	2004	Estimated Life in Years
Land	$ 8,481	$ 7,857	–
Buildings and leasehold improvements	72,716	59,260	5–30
Machinery and equipment	383,970	347,472	5–20
Computer equipment and software	21,518	21,764	2–5
Furniture, fixtures and other	9,538	9,211	5–7
	496,223	445,564	
Less – accumulated depreciation	(198,623)	(172,763)	
	$ 297,600	$ 272,801	

6. Long-Term Debt

The following is a summary of the Company's long-term debt as of:

	March 31	
	2005	2004
Bank credit facilities	$ 70,195	$ 35,563
Term equipment notes	32,295	67,772
Other	17,000	8,134
	119,490	111,469
Less – current portion	(7,595)	(13,204)
	$ 111,895	$ 98,265

The Company's primary bank credit facility (as amended and restated, the "Credit Agreement") is composed of a $150,000 revolving credit facility that will mature in July 2007. At March 31, 2005, outstanding borrowings under the Credit Agreement were $65,000 and accrued interest at a weighted average rate of 4.81%.

The proceeds from borrowings under the Credit Agreement can be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase the Company's common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either (1) the London Interbank Offered Rate (LIBOR) plus a margin of 1.25% to 2.00%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%) plus a margin of up to .75%. The Company is also required to pay an annual commitment fee ranging from .275% to .375% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures as set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2005, the applicable LIBOR interest rate margin was 1.25% and the applicable commitment fee was .275%.

The Company is subject to certain covenants and restrictions and must meet certain financial tests under the Credit Agreement. The Company was in compliance with such covenants, restrictions and financial tests at March 31, 2005.

In addition to the Credit Agreement, the Company maintains two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5,000. One such facility expires in November 2005 and the other such facility expires in November 2006. At March 31, 2005, borrowings outstanding under the Auxiliary Bank Facilities totaled $5,195 and accrued interest at a weighted average rate of 4.19%. Because the Company currently has the ability to refinance borrowings outstanding under the Auxiliary Bank Facility expiring in November 2005 and plans to do so, such borrowings are classified as long-term debt in the accompanying consolidated balance sheet at March 31, 2005. The Auxiliary Bank Facilities cross-default to the covenants and restrictions set forth in the Credit Agreement.

The Company's term equipment notes consist primarily of notes payable pursuant to financing agreements between the Company and various lenders (the "Lender Notes") and between the Company and the finance affiliate of a printing equipment manufacturer (the "Equipment Notes"). At March 31, 2005, outstanding borrowings under the Lender Notes totaled $17,164 and accrued interest at a weighted average rate of 4.74%. The Lender Notes provide for fixed monthly principal payments plus interest (at fixed rates) for defined periods of up to seven years from the date of issuance, and are secured by certain equipment of the Company. At March 31, 2005, outstanding borrowings under the Equipment Notes totaled $13,403 and accrued interest at a weighted average rate of 5.93%. The Equipment Notes provide for fixed payments of principal and interest (at fixed rates) for defined periods of up to ten years from the date of issuance and are secured by the equipment which was concurrently purchased from the manufacturer. At March 31, 2005, the remaining balance of term equipment notes totaling $1,728 primarily consists of various secured debt obligations assumed by the Company in connection with certain prior year acquisitions. The Company is not subject to any significant financial covenants in connection with any of the term equipment notes; however, the Credit Agreement places certain limitations on the amount of additional term note obligations the Company may incur in the future.

In the period ended March 31, 2005, the Company retired $41,061 of Lender Notes with borrowings from the Credit Agreement. The purpose of retiring these notes was to utilize available capacity under the Credit Agreement to effect an overall reduction in the Company's interest costs. No financial penalties were incurred in connection with the retirement of these obligations.

The Company's remaining debt obligations consist of a mortgage totaling $4,975, a promissory note totaling $2,652, industrial revenue bonds totaling $8,085 and various other debt totaling $1,288. The Company does not have any significant financial covenants or restrictions associated with these other debt obligations.

The principal payment requirements by fiscal year under the Company's debt obligations referenced above are: 2006 – $7,595; 2007 – $11,018; 2008 – $75,009; 2009 – $6,409; 2010 – $8,784; and thereafter – $10,675. As the Company has both the ability and intent to refinance the $2,303 outstanding at March 31, 2005 under the Auxiliary Bank Facility due to expire in November 2005, such borrowings are classified as long-term debt in our consolidated balance sheet at March 31, 2005, and also classified above as fiscal 2008 principal payment requirements in conjunction with the maturity of the Credit Agreement.

7. Income Taxes

The provision for income taxes is comprised of the following:

	Year Ended March 31		
	2005	2004	2003
Current			
Federal	$ 15,953	$ 6,629	$ (688)
State	(910)	(178)	964
	15,043	6,451	276
Deferred			
Federal	1,860	5,522	3,808
State	2,097	718	200
	3,957	6,240	4,008
	$ 19,000	$ 12,691	$ 4,284

The provision for income taxes differs from an amount computed at the federal statutory rate as follows:

	Year Ended March 31		
	2005	2004	2003
Provision (benefit) at the federal statutory rate	$ 18,103	$ 11,441	$ (3,030)
State income taxes, net of federal income tax benefit	771	351	757
Non-deductible expenses:			
Goodwill impairment	–	–	6,976
Other	126	899	(419)
	$ 19,000	$ 12,691	$ 4,284

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount the Company expects to realize. The Company considers the amount of taxable income available in carryback years and future taxable income, among other factors, in assessing the potential need for a valuation allowance. The components of deferred income tax assets and liabilities are as follows:

	March 31	
	2005	2004
Deferred income tax liabilities:		
Property and equipment	$ 63,025	$ 59,464
Other	721	465
Total deferred income tax liabilities	$ 63,746	$ 59,929
Deferred income tax assets:		
Accounts receivable and inventory	$ 746	$ 645
Accruals not currently deductible	5,753	5,514
Other	3,594	4,074
Total deferred income tax assets	$ 10,093	$ 10,233

Long-term deferred tax assets included in other assets are $2,250 and $4,074 at March 31, 2005 and 2004.

8. Commitments and Contingencies

Operating Leases – The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $15,213, $14,748 and $13,627 for the years ended March 31, 2005, 2004 and 2003.

The Company's operating lease obligations by fiscal year are as follows:

	2006	2007	2008	2009	2010	Thereafter
Operating lease obligations	$ 16,141	$ 13,391	$ 10,804	$ 7,484	$ 5,400	$ 10,337

Letters of Credit – In connection with the assumption of obligations under outstanding industrial revenue bonds related to certain prior year acquisitions of printing businesses, which are reflected as debt in the accompanying consolidated financial statements, the Company had four letters of credit outstanding as of March 31, 2005 for a combined total of $8,436. These letters of credit were issued pursuant to the terms of our Credit Agreement, which expires in July 2007, and we may be required to obtain replacement letters of credit at that time.

Insurance Programs – The Company maintains third-party insurance coverage in amounts and against risks it believes are reasonable in its circumstances. The Company is self-insured against most workers compensation claims and for a significant component of its group health insurance programs. For these exposures, the Company accrues expected loss amounts which are determined using a combination of its historical loss experience and subjective assessment of its future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions. Although the Company believes that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations and future expense.

Legal Matters – From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Currently, there are no legal proceedings or claims pending against the Company that management believes will have a material adverse effect upon the Company's consolidated financial condition or results of operations.

Tax Matters – The Company is subject to examination by tax authorities for varying periods in various taxing jurisdictions. During the course of such examinations, disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period for which such statute of limitation has expired. The Company believes that it has adequately provided for its tax liabilities.

9. Stock Options

Employees of the Company and certain non-employee members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock pursuant to the Plan. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended or non-qualified stock options. Options granted under the Plan are at a price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options generally expire upon termination of employment and vested options expire six months after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period not in excess of five years. At March 31, 2005, a total of 2,452,516 shares were reserved for issuance pursuant to the Plan, of which 751,730 shares of the Company's common stock were reserved for options which had not been granted. The following table sets forth option transactions under the Plan:

	Year Ended March 31					
	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at April 1	**1,804,732**	**$ 26.08**	1,973,819	$ 24.67	1,960,801	$ 25.02
Granted	**270,000**	**39.96**	194,964	27.06	460,976	18.53
Exercised	**(186,078)**	**18.00**	(227,215)	14.51	(141,086)	11.61
Forfeited or expired	**(187,868)**	**34.85**	(136,836)	22.84	(306,872)	23.50
Outstanding at March 31	**1,700,786**	**27.93**	1,804,732	26.08	1,973,819	24.67
Exercisable at March 31	**651,444**	**$ 21.49**	567,543	$ 26.57	503,914	$ 26.87

Outstanding and exerciseable stock options at March 31, 2005 were as follows:

	Outstanding			Exerciseable	
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Years	Shares	Weighted Average Exercise Price
$10.37–$20.00	874,325	$ 14.95	5.0	497,286	$ 14.33
$20.01–$30.00	179,430	22.76	4.6	37,853	22.62
$30.01–$40.00	175,810	37.38	7.6	11,305	37.67
$40.01–$50.00	121,221	42.28	6.7	–	–
$50.01–$53.26	350,000	53.25	3.3	105,000	53.25
Outstanding at March 31	1,700,786	$ 27.93	5.0	651,444	$ 21.49

10. Unaudited Quarterly Financial Data

The following table contains selected unaudited quarterly financial data from the consolidated income statements for each quarter of fiscal 2005 and 2004. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2005:				
Sales	$ 181,529	$ 191,129	$ 208,640	$ 197,718
Gross profit	44,872	47,110	51,563	48,856
Net income	6,824	7,569	9,744	8,585
Basic earnings per share	.50	.56	.71	.63
Diluted earnings per share	.48	.53	.68	.60
Fiscal 2004:				
Sales	$ 165,829	$ 174,624	$ 184,238	$ 183,369
Gross profit	39,061	41,380	43,204	44,335
Net income	3,565	4,760	5,486	6,186
Basic earnings per share	.27	.36	.41	.46
Diluted earnings per share	.26	.34	.39	.44

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f) or 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The scope of our management's assessment of the effectiveness of our internal control over financial reporting includes the Company's consolidated subsidiaries, except for certain businesses acquired by the Company on March 2, 2005 as permitted by the rules and regulations of the Securities and Exchange Commission. The Company's consolidated net sales for the year ended March 31, 2005 were $779.0 million, of which the certain businesses acquired by the Company on March 2, 2005, represented $9.3 million. The Company's consolidated total assets as of March 31, 2005 were $590.2 million, of which the certain businesses acquired by the Company on March 2, 2005, represented $64.2 million.

Management assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 31, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 51.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Consolidated Graphics, Inc.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Consolidated Graphics, Inc.'s internal control over financial reporting as of March 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 9, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
Houston, Texas
June 9, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Consolidated Graphics, Inc.:

We have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*, that Consolidated Graphics, Inc. (the "Company") maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

The Company acquired certain businesses on March 2, 2005, and management excluded from its assessment of the effectiveness of its internal control over financial reporting as of March 31, 2005, the certain businesses' internal control over financial reporting associated with total assets of $64.2 million, and total revenues of $9.3 million included in the consolidated financial statements of the Company and subsidiaries as of and for the year ended March 31, 2005. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the certain businesses.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2005, and our report dated June 9, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Houston, Texas
June 9, 2005

Corporate Information

Headquarters
Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
713.787.0977

Transfer Agent & Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
718.921.8200

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will be held at The Houstonian, 111 N. Post Oak Lane, Houston, Texas, 77024, Thursday, July 28, 2005 at 5:00 p.m., C.D.T.

Annual Report on Form 10-K Availability
The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 may be obtained without charge by writing to G. Christopher Colville, Executive Vice President, Chief Financial and Accounting Officer and Secretary at the Company's headquarters or via the Company's Web site at www.consolidatedgraphics.com.

Stock Information
Our common stock is traded on the New York Stock Exchange under the symbol "CGX". The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

	High	Low
Fiscal 2005 Quarter Ended:		
June 30, 2004	**$ 44.75**	**$ 36.70**
September 30, 2004	**44.50**	**38.55**
December 31, 2004	**47.90**	**39.75**
March 31, 2005	**53.25**	**40.66**
Fiscal 2004 Quarter Ended:		
June 30, 2003	$ 22.88	$ 16.81
September 30, 2003	27.70	21.34
December 31, 2003	33.65	24.73
March 31, 2004	39.20	31.55

As of April 30, 2005, there were 104 shareholders of record representing approximately 3,000 beneficial owners.

We have not previously paid any cash dividend on our common stock. We presently intend to retain all of our earnings to finance the continuing development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our primary bank credit facility contains restrictions that limit our ability to pay dividends above certain levels.

The only equity compensation plan we maintain is the Consolidated Graphics, Inc. Long-Term Incentive Plan, as amended (the "Plan"), which has been approved by our shareholders. Under this Plan, employees of our Company and certain non-employee members of our Board of Directors have been, or may be, granted options to purchase shares of our common stock at a price not less than the market price of the stock at the date of grant. As of March 31, 2005, there were 1,700,786 shares of common stock issuable upon exercise of options outstanding under the Plan at a weighted-average exercise price of $27.93, and a total of 751,730 shares of our common stock were reserved for issuance pursuant to options which had not yet been granted.

Employees
As of April 30, 2005, we had 5,324 employees throughout our organization.

Corporate Directory

Joe R. Davis
Chairman and Chief Executive Officer
Member of Executive Committee

Larry J. Alexander
Retired, Senior Vice President, SBC, Inc.
Independent Director
Member of Compensation Committee

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer,
Saratoga Financial Group
Independent Director
Member of Audit and
Nominating & Governance Committees

Gary L. Forbes
Vice President, Equus II Incorporated
Independent Director
Member of Audit and Executive Committees

James H. Limmer
Partner, Tekell, Book, Matthews &
Limmer, L.L.P.
Independent Director
Member of Audit and
Nominating & Governance Committees

Hugh N. West, M.D.
Private Investor
Independent Director
Member of Compensation and
Nominating & Governance Committees

Chairman and Chief Executive Officer
Joe R. Davis

Executive Vice Presidents
Michael B. Barton
Chief Administrative Officer

G. Christopher Colville
Chief Financial and Accounting Officer
and Secretary

Aaron T. Grohs
Sales and Marketing

Group Vice Presidents
Trent C. Cunningham
Dennis L. Rampe
Thomas W. Simunek
Steve A. Wellenbach

President – CGXSolutions
Darrell M. Whitley

Vice Presidents
George H. Abboud
Operations

Kim A. Bradley
National Sales

Robert S. Davis
National Sales

Patsy J. Garrett
National Sales

Russ D. Hewitt
National Sales

Jeffrey M. Kreger
Controller

Jeff J. Lampert
National Sales

James P. Pessagno
Risk Management

Cody W. Smith
Mergers and Acquisitions

Robert T. Woods
Tax

Forward-Looking Information – Safe Harbor Provisions

This Annual Report contains certain forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Readers are cautioned that such information involves known and unknown risks and uncertainties including those created by general market conditions, competition and the possibility that events may occur which limit the Company's ability to maintain or improve its operating results and acquire additional printing businesses. The Company's expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices and retention of its key management and operating personnel. In addition, the Company's expectations regarding future acquisitions assume, among other things, the Company's ability to identify new acquisition opportunities and its ability to negotiate and finance such acquisitions on acceptable terms, as well as its ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. For a discussion identifying other important factors that could cause actual results to vary materially from those anticipated in the forward-looking information contained herein, see the Company's Securities and Exchange Commission filings, including but not limited to, the discussion of "Competition" included in the Company's annual report on Form 10-K for the fiscal year ended March 31, 2005, as well as "Management's Discussion and Analysis" and the Consolidated Financial Statements and notes thereto included herein. The Company expressly disclaims any duty to provide updates to this forward-looking information, assumptions or other factors after the date of this Annual Report to reflect the occurrence of events or changes in circumstances or expectations.

Printing — Western Lithograph, Houston, Texas
A CONSOLIDATED GRAPHICS COMPANY

Paper — McCoy Gloss, 100# Cover; McCoy Gloss, 100# Text; Strathmore Script, 24# Text, Pinstripe, Ultimate White;
Cougar Opaque, 50# Text, Smooth, White

Rand McNally M Series US map courtesy of Rand McNally, copyright Permission Agreement "R.L. 05-S-58"


WYOMING
UTAH
COLORADO
NEW MEXICO
NEBR
MOUNTAINS
GREAT PLAINS
Salt Lake City
Ogden
Provo
Orem
Pocatello
Cheyenne
Laramie
Casper
Fort Collins
Greeley
Boulder
DENVER
Aurora
Lakewood
Colorado Springs
Pueblo
Grand Junction
Santa Fe
Albuquerque
Amarillo
Lubbock
EL PASO
CIUDAD JUÁREZ
Las Cruces
Midland
Odessa
Abilene
Gannett Peak 13,804 ft
Kings Peak 13,528 ft
Mt. Elbert 14,433 ft
Pikes Pk. 14,110 ft
Mt. Wilson 14,246 ft
Wheeler Peak 13,161 ft
Truchas Peak 13,102 ft
Baldy Peak 11,403 ft
Guadalupe Peak 8,749 ft
Harney Peak 7,242 ft
ROCKY MTN NAT'L PARK
DINOSAUR NATIONAL MONUMENT
FLAMING GORGE NAT'L REC AREA
BLACK CANYON OF THE GUNNISON NAT'L PARK
GREAT SAND DUNES NAT'L PARK AND PRESERVE
MESA VERDE NAT'L PARK
ARCHES NAT'L PARK
CANYONLANDS NATIONAL PARK
CAPITOL REEF NAT'L PARK
GLEN CANYON NAT'L REC AREA
CANYONS OF THE ANCIENTS NAT'L MON.
CANYON DE CHELLY NAT'L MON.
PETRIFIED FOREST NATIONAL PARK
WUPATKI NATIONAL MONUMENT
EL MALPAIS NAT'L MON.
WHITE SANDS NAT'L MON.
CARLSBAD CAVERNS NATIONAL PARK
GUADALUPE MTS. NATIONAL PARK
SAGUARO NAT'L PARK
BADLANDS NAT'L PARK
WIND CAVE NAT'L PARK
AGATE FOSSIL BEDS NAT'L MON
Colorado Plateau
Black Hills



ConsolidatedGraphics®
● Printing and Fulfillment Operations
ONTARIO
NEW BRUNSWICK
MAINE
NEW HAMPSHIRE
VERMONT
MASSACHUSETTS
CONNECTICUT
RHODE ISLAND
NEW YORK
NEW JERSEY
PENNSYLVANIA
DELAWARE
MARYLAND
WASHINGTON, D.C.
VIRGINIA
WEST VIRGINIA
NORTH
OHIO
MICHIGAN
INDIANA
ILLINOIS
WISCONSIN
MINNESOTA
IOWA
MISSOURI
KENTUCKY
Lake Superior
Lake Michigan
Lake Huron
Lake Erie
Lake Ontario
BOSTON
TORONTO
MONTREAL
CHICAGO
MILWAUKEE
DETROIT
CLEVELAND
PITTSBURGH
PHILADELPHIA
BALTIMORE
INDIANAPOLIS
MINNEAPOLIS
St. Paul
Kansas City
Des Moines
COLUMBUS
Richmond
Raleigh



RAND McNALLY
United States
M Series
Albers Equal Area Projection
randmcnally.com
©Rand McNally & Company
ATLANTIC OCEAN
Gulf of Mexico
TENNESSEE
ARKANSAS
SOUTH CAROLINA
ALABAMA
GEORGIA
MISSISSIPPI
LOUISIANA
FLORIDA
MEMPHIS
ATLANTA
JACKSONVILLE
MIAMI

ed national footprint.

Fulfillment Services
- Kitting
- Mailing
- Warehousing

CGXSolutions
- Online print procurement
- Digital asset management
- Online remote proofing

Other Specialty Services
- Promotional products
- CD-ROM and DVD services
- Cookbook publishing
- Tyvek race bibs
- Foreign language translation
- Label printing
- ISO and cGMP registered
- Map printing
- MetalFX metallic printing
- Point-of-purchase
- Retail security tagging

We produce high-quality, customized printed materials such as multi-color marketing, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, business stationery and training manuals for more than 19,000 customers. Our broad customer base represents virtually every major industry in the nation and includes many Fortune 2000 corporations.



GREAT PLAINS
MOUNTAINS
WYOMING
UTAH
COLORADO
NEVADA
CALIFORNIA
ARIZONA
NEW MEXICO
Great Basin
Great Salt Lake Desert
Mojave Desert
Colorado Plateau
Salt Lake City
Cheyenne
DENVER
Colorado Springs
Pueblo
Fort Collins
Albuquerque
PHOENIX
TUCSON
Las Vegas
LOS ANGELES
SAN DIEGO
TIJUANA
MEXICALI
Sacramento
Fresno
Bakersfield
EL PASO
CIUDAD JUÁREZ
Lubbock
Amarillo
ConsolidatedGraphics®
5858 Westheimer, Suite 200 · Houston, Texas 77057
www.cgx.com

In addition to a complete spectrum of traditional printing services, Consolidated Graphics offers the latest technology for print. Through CGXSolutions, we provide an extensive range of fulfillment and Internet-based print procurement and workflow management services that complement our core printing services. Consolidated Graphics is listed on the New York Stock Exchange under the symbol CGX. For more information, visit our Web site at www.cgx.com.



Philip
Martin
Ogallala
North Platte
Grant
Imperial
McCook
Atwood
Goodland
Colby
Oakley
Scott City
Garden City
Ulysses
Hugoton
Liberal
Hooker
Beaver
Perryton
Canadian
Borger
Pampa
Wheeler
Wellington
Memphis
Childress
Floydada
Paducah
Crosbyton
Aspermont
Roby
Snyder
Sweetwater
Anson
Colorado City
Robert Lee